UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2011.

Commission File Number 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road

Vile Parle East

Mumbai, Maharashtra 400-099, India

+91-22-6646-1000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Signature	4
Exhibit Index	5
Ex-99.1 Press release of Sterlite Industries (India) Limited dated October 12, 2011.

Sterlite Industries (India) Limited

Other Events

This is in regard to the Special Leave Petition (SLP) filed by the Company in the Hon’ble Supreme Court of India in relation to the operations of the Tuticorin Copper Smelter of the Company.

The SLP was listed on October 11, 2011 in the Hon’ble Supreme Court for ‘Interim Directions’ when the Court has directed Tamil Nadu Pollution Control Board (TNPCB) to issue directions, within two weeks from the date of the order, to the Copper Smelter Unit of the Company to implement the improvements measures suggested by National Environment Engineering Research Institute (NEERI), Central Pollution Control Board (CPCB) and TNPCB.

Find attached a press release in this regard.

Exhibits

99.1	Press Release of Sterlite Industries (India) Limited dated October 12, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: October 13, 2011
STERLITE INDUSTRIES (INDIA) LIMITED

	By:	/s/ Din Dayal Jalan
	Name:	Din Dayal Jalan
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of Sterlite Industries (India) Limited dated October 12, 2011

5